October 10, 2014

Jeff Kauten

Attorney - Advisor

Katherine Wray

Attorney - Advisor

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:

Granito Acquisition I, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed July 31, 2014

File No. 333-197765

The following are the Company’s responses to you comment letter of August 27, 2014.

General

1.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

There are no written communications, as defined under Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on our behalf, which were or will be presented to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain(ed) copies of the communications other than the prospectus which is the subject of this registration statement.  There are no research reports about us that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in our offering.

Cover Page

2.

Please revise to limit the outside cover page to one page. Refer to Item 501(b) of Regulation S-K.

Cover page limited to 1 page.

3.

Your prospectus cover page and summary should be written in plain English. In this regard, we note that the legalistic recitation of certain elements of Rule 419 on the prospectus cover page and summary that makes the substance of the disclosure difficult to understand.  Please revise to provide a clear and concise explanation of the legal provisions you reference, avoiding legal jargon and focusing on the information that is material to an understanding of the offering and escrow arrangements. You may wish to provide a cross-reference to a more detailed discussion of blank check companies and Rule 419 elsewhere in the filing. See Rule 421 under the Securities Act and Item 501(b)(8)(iii) of Regulation S-K.

Revised for Plain English.

4.

Your disclosure indicates that Mr. Underhill will receive an 8% sales agent commission on sales of securities.  Please tell us whether Mr. Underhill is a registered broker-dealer, or indicate the exemption from broker-dealer registration upon which he is relying and provide analysis in support of the availability of such exemption.

Typo regarding a sales commission removed.

5.

On pages 7 and 23 you state that you are a shell company.  Accordingly, please disclose your shell company status on the prospectus cover page, and expand your risk factor discussion on page 13 to highlight any corresponding liquidity impact on your shares and on your ability to attract additional capital to implement your business plan or sustain operations.

Shell Company status disclosed and risk factor added.

6.

Your disclosure indicates that if a proposed acquisition is not approved by a sufficient number of investors, then all investors will be entitled to a return of the pro rata portion of the deposited funds minus, among other things, the 8% sales agent fee payable to the Mr. Underhill.  We also note that you state Mr. Underhill is a statutory underwriter on page 19. Provide us with a legal analysis supporting your belief that the deduction of the sales agent fee to Mr. Underhill is permissible under Securities Act Rule 419(b)(2)(i) which prohibits the deduction of underwriting commissions, underwriting expenses or dealer allowances payable to an affiliate of the registrant.

Typo regarding a sales commission removed.

The Offering, page 8

7.

Please remove the reference to selling shareholders in this section, or advise.

Reference to selling shareholders removed.

Risk Factors, page 11

General

8.

Please expand your risk factors to include an appropriately captioned risk factor reflecting the fact that your auditors have expressed a going concern qualification on your financial statements and that you have nominal assets.

Going concern risk factor added.

9.

Consider describing the extent to which any of the exemptions in the Jumpstart Our Business Startups Act are available to you as a smaller reporting company.  For example discuss the risks associated with the exemptions that you will not be required to make the effectiveness evaluations of your internal controls over financial reports nor required to obtain an auditor attestation with respect to management’s conclusion about the effectiveness of internal controls over financial reporting.

Disclosure added that the same exemptions are available to the Company as it is a Smaller Reporting Company and will remain in place regardless of the Company’s status under the JOBSACT.

Use of Proceeds, page 17

10.

Please revise this section to disclose clearly the 8% sales commission payable to Mr. Underhill, which appears reflected in the net offering proceeds as presented in the table but is not referenced in the footnotes.

Typo regarding a sales commission removed.

Plan of Distribution, page 19

11.

Please remove or revise the statement that you “have not entered into any agreements or arrangements for the sale of the shares with any broker/dealer or sales agent,” given your arrangement with Mr. Underhill as sales agent for the offering.

Typo regarding a sales commission removed.

12.

We refer to your disclosure in the penultimate paragraph on page 20 discussing the account at Wells Fargo where the offering proceeds will be held pending release.  Please explain to us specifically how you concluded that these arrangements comply with Rule 419(b)(1)(i), indicating whether you are relying on subparagraph (A) or (B), as you appear to refer to elements of each of these subparagraphs in describing the arrangements for holding the offering proceeds and securities.  In addition, please consider revising disclosure throughout the filing to refer consistently to “trust” or “escrow” instead of using these terms interchangeably, as the alternating use of these words may be confusing.

Revised to clearly state trust and clarify that Rule 419(b)(1)(i)(B) applies.

Background of Directors, Executive Officers, Promoters and Control Persons, page 29

13.

You state here that your sole officer and director Mr. Underhill “has not served in any positions in any publicly traded companies within the last five (5) years.” Please tell us how this statement is consistent with the disclosure that he was president of Multiplayer Online Dragon, Inc., beginning in 2012.  We note in this regard that Multiplayer Online Dragon is an SEC reporting company that discloses that its common stock is quoted on the OTCQB, and that Mr. Underhill signed this company’s Form 10-K for the fiscal year ended March 31, 2013.  Please revise his biographical disclosure accordingly, including with respect to the end date of his tenure as president of Multiplayer Online Dragon.

Disclosure appropriately revised.

Certain Relationships and Related Transactions, page 32

14.

With a view towards disclosure pursuant to Item 404(d) of Regulation S-K, please tell us the nature of any relationship between Mr. Underhill and Underhill Securities Corp.

Mr. Underhill no longer has any relations with Underhill Securities Corp.

15.

Please revise to provide the required disclosure pursuant to Item 404(d) regarding the sales agent fee payable to Mr. Underhill in connection with this offering.

Typo regarding a sales commission removed.

Item 13 – Other Expenses of Issuance and Distribution, page II-1

16.

Your statement on this page that Mr. Underhill will be the source of funding for all costs and expenses in connection with this offering of common stock is inconsistent with your disclosure in other sections of the prospectus that the $1,500 escrow agent fee will be paid from the proceeds of the offering.  Please advise or revise.

Revised to disclose that Mr. Underhill will be the source of the escrow agent fees and not proceeds of the offering.

Financial Statements for the Inception Period from June 18, 2014 to June 30, 2014

Notes to Financial Statements

Note 1 – Summary of Significant Accounting Policies

Use of Estimates, page F-5

17.

We note your reference to Catapult Acquisition Corp.’s financial condition and results of operations.  Please advise, or revise your disclosure.

Typo revised.

Exhibits

18.

Please file the escrow agreement and subscription agreement as soon as practicable so that we may have sufficient time to review them prior to the requested time of effectiveness of the registration statement.  If you do not file these exhibits with the next amendment, please revise the exhibit index to indicate that they are not yet filed.

Agreements filed as exhibits.

Sincerely,

/s/ Frank Underhill, Sr.

Frank Underhill, Sr., President

Granito Acquisition I, Inc.